CONCORDE FUNDS INC.

AMENDMENT TO THE TRANSFER AGENT SERVICING AGREEMENT

THIS AMENDMENT dated as of December 17, 2003, to the Transfer Agent Servicing Agreement dated as of November 19, 1987, by and between Concorde Funds Inc., a Texas corporation (the “Corporation”), and U.S. Bancorp Fund Services, LLC (formerly, Firstar Mutual Fund Services, LLC), a Wisconsin limited liability company, shall be as follows:

A.           Effective January 1, 2002, the name Firstar Mutual Fund Services, LLC has been changed to U.S. Bancorp Fund Services, LLC.  Accordingly, all references to Firstar Mutual Fund Services, LLC in this Agreement should be replaced with U.S. Bancorp Fund Services, LLC.  Similarly, any references to Firstar Bank, N.A. should be replaced with U.S. Bank, N.A.

B.           Proprietary and Confidential Information shall be amended and replaced in its entirety as follows:

Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers and employees to treat confidentially and as proprietary information of the Corporation all records and other information relative to the Corporation and prior, present and potential shareholders (and clients of said shareholders) and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Corporation, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply after being requested to divulge such information by duly constituted authorities, or when so requested by the Corporation.

Further, USBFS will adhere to the privacy policies adopted by the Corporation pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time (the “Act”).  Notwithstanding the foregoing, USBFS will not share any nonpublic personal information concerning any of the Corporation’s shareholders with any third party unless specifically directed by the Corporation or allowed under one of the exceptions noted under the Act.

C.	As of Policy shall be added in its entirety as Exhibit C as follows.

  Exhibit C
  to the
  Transfer Agent Servicing Agreement

  As Of Processing Policy

USBFS will reimburse each Fund for any net material loss that may exist on the Fund’s books and for which USBFS is responsible, at the end of each calendar month.  “Net Material Loss” shall be defined as any remaining loss, after netting losses against any gains, which impacts a Fund’s net asset value per share by more than ½ cent.  Gains and losses will be reflected on the Fund’s daily share sheet, and the Fund will be reimbursed for any net material loss on a monthly basis.  USBFS will reset the as of ledger each calendar month so that any losses which do not exceed the materiality threshold of ½ cent will not be carried forward to the next succeeding month.  USBFS will notify the advisor to the Fund on the daily share sheet of any losses for which the advisor may be held accountable.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

CONCORDE FUNDS INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Gary B. Wood	By: /s/ Joe D. Redwine

Name: Gary B. Wood	Name: Joe D. Redwine

Title: President	Title: President